EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratios)

	Six months ending	Year ending December 31,
	June 30, 2005	2004	2003	2002	2001	2000
Earnings
Consolidated net income	$2,237	$4,701	$1,182	$594	$(199)	$398
Extraordinary charges	-	-	(1)	-	-	-
Income allocable to minority interests in consolidated entities that incurred fixed charges	327	615	35	11	(2)	-
Consolidated provision for income taxes	563	817	184	33	(69)	5
Fixed charges less interest capitalized	149	273	207	238	262	280
Subtotal	3,276	6,406	1,607	876	(8)	683
Undistributed earnings of less-than-50% owned affiliates	(47)	(66)	(162)	(111)	-	-
Total earnings	$3,229	$6,340	$1,445	$765	$(8)	$683

Fixed charges
Interest expensed and capitalized	$146	$268	$208	$236	$261	$275
Interest portion of rental obligations	3	8	7	7	7	9
Total fixed charges	$149	$276	$215	$243	$268	$284

Ratio of Earnings to Fixed Charges	21.7	23.0	6.7	3.1	-	2.4